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PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133501

CombinatoRx, Incorporated

4,682,942 Shares of Common Stock

        The persons listed in the section of this prospectus entitled "Selling Stockholders" are offering for sale 4,682,942 shares of our common stock. The selling stockholders will receive all of the amounts received upon any sale by them of shares of our common stock, less any brokerage commissions or other expenses incurred by them. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The shares of our common stock that may be resold by the selling stockholders constitute 16.5% of our issued and outstanding common stock on May 19, 2006. Please see the "Selling Stockholders" section beginning on page 24 in this prospectus for a complete description of all of the selling stockholders.

        Our common stock is listed on the NASDAQ National Market under the symbol "CRXX." On November 3, 2006, the closing price for our common stock on the NASDAQ National Market was $7.05.

        The selling stockholders may sell the common stock for their own accounts in open market transactions or in private transactions, at prices related to the prevailing market prices or at negotiated prices, and may engage broker-dealers to sell the shares. For additional information on the selling stockholders' possible methods of sale, you should refer to the section in this prospectus entitled "Plan of Distribution." Upon any sale of shares of common stock, the selling stockholders and participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended. We cannot determine the price to the public of the shares of common stock offered for sale by the selling stockholders. The public offering price and the amount of any underwriting discount or commissions will be determined at the time of sale.

        You should read this prospectus carefully before you invest.

Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 6, 2006

        You should rely only on the information contained in this prospectus. We have not authorized anyone to give you information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of when this prospectus is delivered or when any sale of our securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

        The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and financial statements and related notes included in this prospectus.

Our Business

        We are a biopharmaceutical company focused on developing new medicines built from synergistic combinations of approved drugs, designed to attack disease on multiple fronts. We apply our proprietary combination drug discovery technology to identify new combination product candidates in a number of disease areas, including immuno-inflammatory disease, oncology, metabolic disease, neurodegenerative disease, and infectious disease. We are currently developing a portfolio of five product candidates targeting multiple diseases which were discovered by applying our proprietary screening technology.

        We are developing our combination drugs in response to the understanding that many diseases affect the body through multiple biological pathways. The activity of a therapeutic compound against one pathway can be insufficiently effective because biological systems often compensate by using a secondary pathway. We believe that by targeting multiple pathways, our combination drug candidates may create synergistic therapeutic effects, which could result in improved treatments for many diseases.

        We use our combination high throughput screening, or cHTS™, technology, to systematically screen pair-wise combinations from our library of approximately 2,000 United States, European and Japanese approved drugs in cell-based assays corresponding to major diseases such as cancer, rheumatoid arthritis, asthma, psoriasis, hepatitis, neurodegenerative diseases and diabetes. Using these cell-based assays, our cHTS technology screens the effects of millions of possible dose-specific combinations of existing drugs in each of our selected disease models.

        We have discovered pairs of approved drugs which in preclinical studies exhibit a therapeutic effect against a model for a target disease when applied in combination, even though neither drug is indicated for such disease on its own. We have also discovered pairs of drugs where, our preclinical studies suggest the effectiveness or safety of one drug in its primary disease indication may be improved by combining it with another drug that, on its own, is not indicated for that disease.

        We believe that our focus on combinations of approved drugs has enhanced and will continue to enhance the speed, efficiency and yield of our drug discovery and development process. We select and prioritize promising combination drug candidates identified by our cHTS technology for clinical development. Because the active pharmaceutical ingredients in our product candidates are themselves approved drugs, we have been able to move our product candidates expeditiously into human clinical studies without the need to first complete many of the extensive preclinical toxicology and pharmacology studies generally required before initiating clinical trials for a new chemical entity. We believe that this approach will allow us to make early development decisions based on studies in patients, rather than only on studies in animals.

        For example, we have studied one of our product candidates, CRx-102, a combination of low dose prednisolone and dipyridamole, in a randomized, blinded, placebo-controlled phase IIa clinical trial in 83 patients with moderate to severe osteoarthritis of the hand. The study met its primary endpoint of improvement in the AUSCAN visual analog pain scale. Analysis of the primary endpoint shows mean change from baseline in the CRx-102 group was a 31% improvement in pain, compared to mean change from baseline in the placebo group of a 7% improvement in pain. This percentage improvement in pain was statistically significant with p=0.007. CRx-102 was generally well tolerated and there were no serious adverse events reported from patients taking CRx-102. The most common adverse events observed with CRx-102 were headache and nausea, known side effects of dipyridamole, one of the two components of CRx-102. Secondary endpoints of the study include assessment of the patient global assessment, the AUSCAN physical function subscale, pain relief of joints of the hand and biomarkers. Based on the results of this clinical trail of CRx-102, we can make decisions about the future development of CRx-102 in osteoarthritis.

        In addition, in April 2006 we announced positive results of the phase IIa clinical trial of our product candidate CRx-170, a combination of low dose budesonide and nortriptyline, in patients with asthma. In the study of seventeen patient, one week of dosing CRx-170 demonstrated a statistically significant mean percentage improvement (increase) in forced expiratory volume, or FEV1, from the treatment baseline of the study of approximately 6% (p=0.045). Neither low dose nortriptyline as a single agent nor low dose budesonide as a single agent showed significant improvement in FEV1 from the separate study baseline used to evaluate the single agents (approximately 2% decrease for low dose nortriptyline, p=0.466; approximately 5% decrease for low dose budesonide, p=0.251). In the wheal and flare skin test, otherwise known as the Late Allergen Response (LAR), CRx-170 decreased the area of LAR by more than 50% (p=0.053). CRx-170 did not show a modulation of the inflammatory marker CD163 from the treatment baseline, although nortriptyline clearly did decrease CD163 on its own. CRx-170 was generally well tolerated and there were no serious adverse events reported. The most common adverse events related to CRx-170 were dry mouth, drowsiness, constipation and headache; known effects of nortriptyline. Analysis of additional measurements and the final analysis of these data are ongoing.

        Because we have developed a portfolio of product candidates and believe that our drug discovery technology will enable us to identify additional product candidates, we expect to use objective commercial and scientific criteria to select which product candidates to advance to later stage clinical trials. As we obtain results from our other clinical trials, we may elect to discontinue or delay trials for certain product candidates in order to refocus our resources on more promising product candidates.

        For proof-of-concept clinical trials of each of our product candidates, we have used and plan to use a controlled regimen of commercially available dosages of the active pharmaceutical ingredients of our product candidate designed to simulate our expected commercial formulation. We plan to develop and commercialize our product candidates using formulations whose pharmacology, dosage strength and route of delivery are determined on the basis of the observed activity of their active pharmaceutical ingredients when administered in combination.

        We believe that the product candidates discovered using our cHTS technology have the potential to be drugs with new, synergistic mechanisms of action and enhanced medical benefits.

Risks Affecting Our Business

        You should carefully consider, in addition to the other information contained in or incorporated by reference into this Prospectus or any supplement, the specific risks set forth under the caption "Risk Factors" section beginning on page 3.

RISK FACTORS

        Investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider each of the risks and uncertainties described below before you decide to invest in our common stock. You should also refer to the other information in this prospectus, including our financial statements and related notes. If any of the following risks and uncertainties actually occurs, our business, financial condition, and results of operations could be severely harmed. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Risks Related to Our Discovery, Development and Commercialization of New Medicines

Our approach to the discovery and development of combination drugs is unproven and may never lead to commercially viable products.

        Our approach to drug discovery and development is complex and unproven and has not been successfully used or, to our knowledge, attempted by any company. Previously unrecognized or unexpected defects or limitations to our drug discovery technology may emerge, which we may also be unable to overcome or mitigate. We cannot be certain of the value of any of our current or future product candidates. None of the product candidates identified or developed to date, through the application of our business model and drug discovery technology, has been approved by any regulatory agency or been commercialized.

        While we are advancing product candidates into phase I/II or phase IIa proof-of-concept clinical trials on the basis of their approved drug components, these product candidates could fail in these or future clinical trials. In addition, we may be required to conduct additional preclinical and phase I clinical studies for the new formulations we develop of our product candidates. If the additional preclinical or phase I clinical studies required for a product candidate's formulation are extensive, it could delay or prevent further development of the product candidate. Regulatory approval for a combination drug may also require additional clinical trials for each component drug as well as for the component drugs in combination. As a result, it may be more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

        Our business model is dependent on the ability of our proprietary high throughput discovery technology to identify additional promising product candidates. High throughput screening involves testing large numbers of compounds in cell-based assays using automated systems that measure the biological activity of the compounds and provide detailed data regarding the results. Because our high throughput discovery technology is unproven, we cannot be certain that we will be able to discover additional drug combinations that show promising effects in our cell-based disease models and preclinical studies, which we can advance into clinical trials. As a result, we may not be able to identify additional product candidates. Many other companies with substantially greater resources than ours use high throughput screening for drug discovery. These or other companies may have developed or could in the future develop combination screening technology equal or superior to our technology.

        For these and other reasons, our approach to drug discovery and development may not be successful and our business model may not generate viable products or revenue. Even if our approach is theoretically viable, we may not complete the significant research and development or obtain the financial resources and personnel required to further develop and apply our discovery technology, advance promising product candidates to and through clinical trials, and obtain required regulatory approvals.

Our results to date provide no basis for predicting whether any of our product candidates will be safe or effective, or receive regulatory approval.

        All of our product candidates are in an early stage of development and their risk of failure is high. To date, the data supporting our drug discovery and development programs is derived solely from either laboratory and preclinical studies and limited early stage clinical trials that were not all designed to be statistically significant or proof-of-concept clinical trials, some of which are exploratory in nature. It is impossible to predict when or if any one of our product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover or successfully develop drugs that are effective and safe in humans, we will not have a viable business.

We may be unable to find safe and effective doses and dose ratios for our product candidates without extensive clinical trials and substantial additional costs, if at all.

        We must select the doses, including the amount, frequency and duration, of each of the two active pharmaceutical ingredients included in our product candidates, and the relative amounts, or dose ratios, of these doses. Our clinical trials in humans may show that the doses or dose ratios we select based on our high throughput screening, animal testing or early clinical trials do not achieve the desired therapeutic effect in humans, or achieve this effect only in a small part of the population. Even if the doses or dose ratios we select show efficacy in humans, the resulting doses or dose ratios of our active pharmaceutical ingredients may not have acceptable safety profiles for our targeted indications. Furthermore, even if we believe that our preclinical and clinical studies adequately demonstrate that the doses or dose ratios we select for our product candidates are safe and effective in humans, the FDA or other regulatory agencies in the United States and foreign jurisdictions may determine that our clinical trials do not support our conclusion. We may be required to conduct additional long-term clinical studies and provide more evidence substantiating the safety and effectiveness of the doses or dose ratios we select in a significant patient population. If we need to adjust the doses or dose ratios, we may need to conduct new clinical trials. We may also be required to make different doses or dose ratios available for different types of patients. All of this may result in significant delays and additional costs or prevent commercialization of our product candidates.

The approved drugs included in our product candidates have adverse or inappropriate side effects and we may not be able to achieve an acceptable level of side effect risks, compared to the potential therapeutic benefits, for our product candidates.

        The approved drugs included in our combination product candidates have adverse side effects. These side effects may be acceptable when an ingredient is used in its approved dosage to achieve a therapeutic benefit for its currently approved indications, but the side effect risk compared to the therapeutic benefit may not be acceptable when used for the intended indications for the product candidate. These side effects may also make it difficult for us to obtain regulatory or other approval for clinical trials of our product candidates. In addition, the therapeutic effect of an approved drug in its currently approved indications may be inappropriate or undesirable in the intended indication for our product candidate. Also, the adverse side effects of an approved drug may be enhanced when it is combined with the other approved drug in the product candidate or other drugs patients are taking, or the combined drugs in a product candidate may produce additional side effects. Adverse side effects of the approved drugs could, in any of these situations, prevent successful development and commercialization of some or all of our product candidates.

        The development of a product candidate could be adversely affected by safety or efficacy issues that subsequently arise or become the focus of increased attention or publicity regarding use of either of the approved drugs which comprise the product candidate or similar drugs. We could be forced to abandon a product candidate or an approved product, if any, due to adverse side effects from long-term or other use of one of the active pharmaceutical ingredients in the product candidate or product, even if such long-term or other use is not contemplated for such product candidate or product.

        Four of our product candidates, and several of our earlier stage preclinical products, seek to increase the therapeutic effect of a reduced-dose corticosteroid or a calcineurin inhibitor by the combination of such steroid or calcineurin inhibitor with a second pharmaceutical ingredient that serves as an enhancer agent. The adverse side effects of the steroids, the calcineurin inhibitor and the antidepressant or other enhancer agent included in these drug candidates are significant and generally increase as their dosage and/or duration of therapy increases. As a result, the success of these product candidates depends upon the ability of an acceptable dose of the candidate's enhancer agent to selectively amplify the therapeutic effect of a reduced-dose steroid or reduced-dose calcineurin inhibitor, without causing unacceptable expected or unexpected adverse side effects. To achieve sufficient efficacy in humans, we may need to include higher doses of the steroid or calcineurin inhibitor, or of the enhancer agent, than we expected to include based on our screening procedures, preclinical trials and limited clinical trials. As a result, our selective steroid amplifier, our enhanced calcineurin inhibitor or synergistic cytokine modulator product candidates could have greater adverse side effects than anticipated and could fail to achieve risk-to-benefit profiles that would justify their continued development.

        Certain antidepressants, including the antidepressants in our product candidates, CRx-139 and CRx-150, carry a black box warning and expanded warning statements that alert health care providers to an increased risk of suicidality in children and adolescents being treated with these drugs. Several scientific publications also suggest the possibility of an increased risk for suicidal behavior in adults, in addition to children and adolescents, who are being treated with antidepressant medications. In particular, studies and publications suggest that selective serotonin reuptake inhibitors, including the antidepressant included in CRx-139, may increase the risk of suicidal behavior in adults. The FDA has begun a complete review of all available data to determine whether there is an increased risk of suicidality in adults being treated with antidepressant medications. The outcome of this review may lead to additional product labeling or even suspension of the use of some or all of the anti-depressants included in our product candidates, which would delay or prevent the continuation of our clinical trials, development and eventual commercialization of these product candidates.

        Significant adverse side effects of the component drugs included in our clinical stage product candidates include: in the case of our selective steroid amplifier product candidates, fluid and electrolyte imbalances, muscle and bone loss, diabetes, somnolence, suicidality, weakness, birth defects, abdominal distress, peptic ulceration, arrhythmias, avascular osteonecrosis, glaucoma, myopathy, and nausea; in the case of our enhanced calcineurin inhibitor product candidate, high blood pressure, kidney disease and infection; in the case our synergistic cytokine modulator product candidate, dizziness, abdominal distress and headache; and in the case of our oncology product candidate, drowsiness, low blood pressure, pancreatic damage, tardive dyskinesia, and confusional states. These side effects are not the only side effects of the components of our clinical stage product candidates, but are provided based on their severity and expected frequency of occurrence. The occurrence of these or other significant adverse side effects such as electrocardiogram changes, hepatic or renal dysfunction, myocardial infarction, infections, weight gain, immunosuppression, tachycardia and agranulocytosis could lead to difficulty in obtaining regulatory or other approval for clinical trials of our product candidates, the termination of our clinical trials or could result in product liability claims.

The active pharmaceutical ingredients in our product candidates may produce adverse side effects when delivered in combination.

        While an active pharmaceutical ingredient in one of our product candidates may be safe, or have an acceptable risk-to-benefit profile, when administered as a single agent for its approved indications, the same active pharmaceutical ingredient when delivered in combination with the other active pharmaceutical ingredient in the product candidate or other drugs being taken by patients we are seeking to treat may cause serious unexpected or unacceptable adverse side effects. Our discovery technology is not designed to and does not detect adverse side effects that may result from the combination of the two drugs. Side effects resulting from the delivery in combination of our product candidates or the interaction with other drugs could be discovered in the course of performing clinical trials of our product candidates. In addition, the active pharmaceutical ingredients in a product candidate may not be approved for treatment of the product candidate's targeted disease and may result in additional adverse side effects not typically associated with products for treatment of such a disease. The FDA or other regulators could require preclinical and phase I studies testing for combination side effects before we advance product candidates to further clinical trials.

We may not be able to initiate and complete clinical trials for our product candidates.

        Conducting clinical studies for any of our drug candidates requires finding appropriate clinical sites and clinical investigators, securing approvals for such studies from the independent review board at each such site and enrolling sufficient numbers of patients. We may not be able to arrange for appropriate clinical trials for our product candidates, secure the necessary approvals or enroll the necessary number of participants. In particular, we have experienced delays in enrollment of our Phase IIa Rheumatoid Arthritis clinical trials, primarily due to competing therapies otherwise available to the relevant patient population. In addition, we cannot guarantee that outside clinical investigators conducting our clinical trials will conduct them in compliance with applicable United States and foreign regulations. Clinical sites may fail the FDA's or other regulatory agencies' inspections or reviews and our trials could be halted for these or other reasons. As a result of these risks, our clinical trials may be extended, delayed or terminated, which could delay the receipt of clinical results for our product candidates, which could delay, impede or stop the development, regulatory approval or successful commercialization of our product candidates.

Our product candidates are combinations of approved drugs that are commercially available and marketed by other companies. As a result, our products may be subject to substitution and competition.

        We anticipate that the approved drugs that are combined to produce our product candidates are likely to be commercially available at prices lower than the prices at which we would seek to market our product candidates. We cannot be sure that physicians will view our products as sufficiently superior to a treatment regime of the individual active pharmaceutical ingredients as to justify the significantly higher cost we expect to seek for our combination products, and they may prescribe the individual drugs already approved and marketed by other companies instead of our combination products. Even if we are issued patents covering the composition of matter or method of use of our combination products, those patents may be ineffective as a practical matter to protect against physicians prescribing the individual drugs marketed by other companies instead of our combination products. To the extent that the price of our products is significantly higher than the prices of the individual components as marketed by other companies, physicians may have a greater incentive to write prescriptions for the individual components instead of for our combination products, and this may limit how we price our products. Similar concerns could also limit the reimbursement amounts private health insurers or government agencies in the United States are prepared to pay for our products, which could also limit market and patient acceptance of our products, and could negatively impact our revenues and net income, if any. Physicians might also prescribe the individual components of a product candidate prior to its approval, which could adversely affect our development of the product candidate due to our lack of control over the administration to patients of the combination of active pharmaceutical ingredients in our product candidate, the occurrence of adverse effects, and other reasons. Such pre-approval use could also adversely affect our ability to market and commercialize any such product candidate which we successfully develop.

        In many countries where we plan to market our products, including Europe, Japan and Canada, the pricing of prescription drugs is controlled by the government or regulatory agencies. Regulatory agencies in these countries could determine that the pricing for our products should be based on prices for their active pharmaceutical ingredients when sold separately, rather than allowing us to market our products at a premium as new drugs.

We must create commercially viable pharmaceutical formulations for our product candidates.

        The success of a product candidate may depend on our ability to develop a formulation of the product candidate that is superior to a treatment regime of the two approved drugs included in the product candidate taken separately. In some instances, to be commercially successful, this formulation must have a different method of administration than the approved drugs. Developing such formulations could be costly and difficult. We expect to rely on third party suppliers to develop the pharmaceutical formulations, delivery methods or packaging for our product candidates and they may not be successful in doing so. Defects in the formulation, delivery method or packaging of any of our product candidates could delay our ability to conduct clinical trials or require us to repeat clinical trials using a revised formulation, delivery method or packaging. If we are unsuccessful in creating commercially viable formulations, delivery methods or packaging, we may never generate product revenue or be profitable.

We may devote substantial time and resources to clinical trials that may not be predictive of efficacy in other indications or to screening a cell-based model which is not predictive of results in humans.

        We have conducted exploratory Phase IIa clinical trials of two of our product candidates, CRx-102 and CRx-150, in patients with chronic adult periodontitis, a bacterial disease of the gums with an inflammatory component. Each of these product candidates has been or is being studied in clinical trials of other immuno-inflammatory diseases. These periodontitis clinical trials were designed as exploratory studies to measure the effect of our product candidates for immuno-inflammatory diseases on a number of immuno-inflammatory biomarkers, in addition to an endpoint of efficacy in the treatment of periodontitis. We believe the results of these studies will allow us to compare and contrast the immuno-inflammatory properties of our portfolio of immuno-modulating product candidates and potentially inform our decisions as to which immuno-inflammatory diseases these product candidates should be developed to treat. To our knowledge, the use of clinical trials in chronic adult periodontitis to predict the efficacy of a product candidate in another immuno-inflammatory disease has not been done. Due to the unproven nature of this approach to the clinical development of certain of our product candidates, there are risks that the results from these clinical trials will not be sufficient to inform our clinical development decisions regarding CRx-102 and CRx-150 or that positive or negative results from these clinical trials may not be predictive of efficacy of these product candidates in other immuno-inflammatory diseases we are interested in developing drugs to treat. If these periodontitis clinical trials do not provide useful data or are not predictive of efficacy in other indications, we will be required to make development decisions based on the results of the other clinical trials of these product candidates in specific immuno-inflammatory diseases, which could delay the development of these product candidates. Furthermore, results from the exploratory clinical trials for one of our product candidates may not be indicative of results from these clinical trials for our other product candidates, and our ability to compare results across these clinical trials may be limited due to differing clinical trial designs. In addition, we may be required to expend additional resources on additional clinical trials or other research to determine whether to develop these product candidates. Finally, the public announcement of the results from these exploratory periodontitis clinical trials may cause some of our collaborators to choose not to co-develop these product candidates in their fields and may also cause volatility in our stock price.

        In addition, when conducting high throughput screening of selected cell-based models for specific diseases, we must devote months of time to testing thousands or millions of drug and dose combinations against a cell-based model for a selected disease. We may not be able to obtain, through our screening of a cell-based model, the information we seek regarding the effects of drug and dose combinations on multiple biological pathways. The cell-based model that we select may not accurately predict the effects in humans of the drug and dose combinations tested in the model. This failure may not be apparent until the completion of costly clinical trials. As a result, we may expend considerable resources and substantial time in generating results that are not useful or in conducting clinical trials that are not successful.

Financing arrangements for our subsidiary CombinatoRx (Singapore) Pte Ltd., which we refer to as CombinatoRx Singapore, may cause substantial dilution to our stockholders, limit our control over important development decisions, divert resources away from other projects, prevent us from entering into relationships with third parties for infectious disease indications and result in the loss of significant intellectual property rights.

        Exercise by BioMedical Sciences of the rights granted to it to convert its shares of preferred stock in our Singapore subsidiary and convertible promissory notes issued by our Singapore subsidiary that they hold into shares of our common stock could result in substantial dilution to our stockholders. BioMedical Sciences may convert its shares of convertible preferred stock and convertible promissory notes in our Singapore subsidiary issued prior to November 9, 2005 into our common stock at a conversion price of $10.803 or, in the case of convertible promissory notes issued by the subsidiary on or after December 9, 2005, at a 40% premium to the volume-weighted average price of our common stock over the 20 trading days immediately prior to the issuance of the note, which in the case of the promissory note issued by our Singapore subsidiary with a $3.5 million principal amount on June 8, 2006, at a conversion price of $11.572. These prices may be substantially less than the market price of our shares at the time of conversion or the price per share paid by investors in this offering.

        As a condition of the financing provided to our subsidiary by BioMedical Sciences, we agreed to enter into a Services Agreement requiring us to provide substantial assay development and screening services to our subsidiary over the next four years and to assign to our subsidiary ownership of all intellectual property rights covering combination therapies for the treatment of infectious disease discovered by us through our work under the Services Agreement. We have also agreed to provide screening services in the field of the therapeutic treatment of infectious disease through combination therapies exclusively to the subsidiary and not to compete with the subsidiary, which will prevent us from doing work in infectious disease indications for third parties. We will commit substantial personnel resources to support operations of the subsidiary, both directly and under the Services Agreement, which could adversely affect our other operations. The performance of this work for the subsidiary may limit our ability to perform work on other disease indications. Assignment of the intellectual property rights to the subsidiary exposes us to the risk that the subsidiary may be unable to successfully develop promising therapies.

        Our Singapore subsidiary will need substantially greater resources to commercialize any promising combination therapy than the resources provided by the BioMedical Sciences financing and may not be able to obtain such financing on terms acceptable to the subsidiary, us or BioMedical Sciences. BioMedical Sciences has extensive control over the operations of the subsidiary and we will not control development decisions regarding the combination therapies assigned to the subsidiary or other major decisions to be made in regard to the subsidiary.

        If we or our subsidiary defaults on our obligations to BioMedical Sciences, we could lose our entire interest in the subsidiary and have no further ability to commercialize the intellectual property assigned to the subsidiary for the therapeutic treatment of infectious diseases.

        Our equity interest in the subsidiary is illiquid and cannot be transferred or sold for at least four years. In addition, our equity interest in the Singapore subsidiary is junior to the preferred stock and secured convertible promissory notes of the subsidiary held by Biomedical Sciences, and would likely be worthless in the event of any liquidation or forced sale of the subsidiary or its assets.

A material component of our business strategy is to establish and maintain collaborative relationships to fund research and possible development and commercialization of combination product candidates, by us or by collaborators. If we or any collaborator terminates or fails to perform any obligations under our collaboration agreements, the development and commercialization of product candidates under these agreements could be delayed or terminated.

        A material component of our business strategy is to establish and maintain collaborative arrangements with pharmaceutical, biotechnology and medical device companies, research institutions and foundations, and to seek grants from agencies of the United States government, to fund research and possible development and commercialization of combination drug products for the treatment of diseases. We also intend to seek to establish collaborative relationships to obtain domestic or international sales, marketing and distribution capabilities if any of our combination product candidates receive regulatory approval.

        The process of establishing collaborative relationships is difficult, time-consuming and involves significant uncertainty. Moreover, even if we do establish collaborative relationships, it may be difficult for us to maintain or perform under such collaboration arrangements, as our funding resources may be limited or our collaborators may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. If we or any collaborator fails to fulfill any responsibilities in a timely manner, or at all, our research, clinical development or commercialization efforts related to that collaboration could be delayed or terminated. Additionally it may become necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our collaborator. Further, if we are unable to establish and maintain collaborative relationships on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, undertake development and commercialization activities at our own expense or find alternative sources of funding.

        Our collaborations are new, and we do not have a meaningful history of working together with Angiotech, Fovea, CFFT or our other collaborators and cannot predict the success of any of our collaborations. Our collaborations typically involve a complex allocation of responsibilities, costs and benefits and provide for milestone payments to us upon the achievement of specified clinical and regulatory milestones. Our collaborations also may provide us with royalty-based revenue if product candidates are successfully commercialized. Under the Angiotech and other collaborations, we will rely on our collaborators to provide resources to develop new product candidates and to potentially achieve these milestones and commercialize any new products. We may not be able to achieve any of the milestones provided in our Angiotech or other collaboration agreements or derive any license or royalty revenue with respect to these collaborations.

If we fail to manage our growth, our operations and financial results could be adversely affected.

        Since our inception in 2000, we have grown to approximately 135 employees and advanced seven product candidates into clinical trials. We have expanded our operations and strategic relationships at a rapid pace through numerous collaborations, including with Angiotech, Fovea, the Cystic Fibrosis Foundation Therapeutics, Inc., the Spinal Muscular Atrophy Foundation, HenKan Pharmaceutical, CHDI, Inc., National Institutes of Health, Accelerate Brain Cancer Care and through our subsidiary CombinatoRx Singapore. We have experienced a period of rapid growth that has placed a strain on our administrative and operational infrastructure. We expect this strain to continue as we continue to grow and seek to obtain and manage collaborations and relationships with third parties. We must continue to refine and expand our research and development capabilities, our management of the clinical trial process, access to financing resources and technology. As we grow, we must continue to hire, train, supervise and manage new employees. We may not be successful in hiring sufficient research, development, clinical and administrative personnel and management to manage our expansion effectively. If we are unable to manage our growth, our operations and financial results could be adversely affected.

We may fail to select or capitalize on the most scientifically, clinically or commercially promising or profitable product candidates.

        We have limited technical, managerial and financial resources to determine which of our product candidates should proceed to initial clinical trials, later stage clinical development and potential commercialization. We may make incorrect determinations. Our decisions to allocate our research, management and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, our decisions to delay or terminate drug development programs may also be incorrect and could cause us to miss valuable opportunities.

We have no manufacturing, sales or distribution capabilities and may not obtain the collaboration, development, commercialization, manufacturing or other third party relationships that we will require to develop, commercialize and manufacture some or all of our product candidates.

        We have no manufacturing, sales or distribution capabilities and lack the collaborations, resources, capabilities, and experience necessary to clinically develop, formulate, manufacture, test, market and sell pharmaceuticals. As a result, to succeed in our business plan, we will be dependent on the efforts of third parties. We expect to depend on collaborators, licensees, clinical research organizations, manufacturers and other third parties to formulate product candidates, to conduct clinical trials for some or all of our product candidates, to manufacture clinical and commercial scale quantities of our product candidates and products and to market, sell, and distribute any products we successfully develop. We also rely on obtaining sufficient quantities of the approved drugs in our product candidates from sources acceptable to the FDA and other regulators for early stage clinical trials.

        We expect to be able to develop and commercialize many of our product candidates only with the participation of pharmaceutical or biotechnology company collaborators or by out-licensing rights to the product candidates. Pharmaceutical and biotechnology companies and others may be reluctant to collaborate with us or to license rights to our product candidates due to the unproven nature of our drug discovery and development approach, the fact that the active pharmaceutical ingredients in our product candidates are approved drugs marketed by other companies, the risk that healthcare providers may substitute the component active pharmaceutical ingredients for our proposed combination products, concerns regarding the pricing of and reimbursement for our product candidates if they are successfully developed, or other factors.

        We cannot guarantee that we will be able to successfully negotiate agreements for relationships with collaborators, partners, licensees, clinical investigators, manufacturers and other third parties on favorable terms, if at all. If we are unable to obtain these agreements, we may not be able to clinically develop, formulate, manufacture, test, obtain regulatory approvals for or commercialize our product candidates.

        We expect to expend substantial funds and management time and effort to enter into relationships with these third parties and, if we successfully enter into such relationships, to manage these relationships. However, we cannot control the amount or timing of resources our contract partners will devote to our research and development programs, product candidates or potential product candidates, and we cannot guarantee that these parties will succeed in a timely fashion, if at all.

Disputes under key agreements could delay or prevent development or commercialization of our product candidates.

        Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, testing, clinical research organization or clinical trial agreements, may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over rights to ownership or use of intellectual property, the scope and direction of research and development, the approach for regulatory approvals or commercialization strategy. We intend to conduct research programs in a range of therapeutic areas, but our pursuit of these opportunities could result in conflicts with the other parties to these agreements who may be developing or selling pharmaceuticals or conducting other activities in these same therapeutic areas. Any disputes or commercial conflicts could lead to the termination of our agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights or result in costly litigation.

We may not be able to gain market acceptance of our product candidates, which would prevent us from becoming profitable.

        We cannot be certain that any of our product candidates will gain market acceptance among physicians, patients, healthcare payors, pharmaceutical companies or others. Demonstrating the safety and efficacy of our product candidates and obtaining regulatory approvals will not guarantee future revenue. Sales of medical products largely depend on the reimbursement of patients' medical expenses by government healthcare programs and private health insurers. Governments and private insurers closely examine medical products to determine whether they should be covered by reimbursement and if so, the level of reimbursement that will apply. We cannot be certain that third party payers will sufficiently reimburse sales of our products, or enable us to sell our products at profitable prices. Sales of medical products also depend on physicians' willingness to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost-effective. We cannot predict whether physicians, other healthcare providers, government agencies or private insurers will determine that our products are safe, therapeutically effective and cost effective relative to competing treatments, including a treatment regime of the individual approved drugs included in our combination products.

If we are not able to retain our current senior management team or attract and retain qualified scientific, technical and business personnel, our business will suffer.

        We are dependent on the members of our management team for our business success. In addition, an important element of our strategy is to take advantage of the development, regulatory and commercialization expertise of our current management. Our employment agreements with our executive officers are terminable on short notice or no notice. The loss of any one of our executive officers could result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and further commercialization of our product candidates. We currently have a key person life insurance policy on Mr. Borisy, in the amount of $1 million.

        To grow, we will need to hire a significant number of qualified commercial, scientific and administrative personnel. However, there is intense competition for human resources, including management in the technical fields in which we operate, and we may not be able to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. As we grow, the inability to attract new employees when needed or to retain existing employees could limit our growth and harm our business.

Risks Related to Our Financial Results and Need for Additional Financing

We have a history of operating losses, expect to incur significant and increasing operating losses and may never be profitable. Our stock is a highly speculative investment.

        We commenced operations in March 2000 and have a very limited operating history for you to evaluate our business. We have no approved products and have generated no product revenue. We have incurred operating losses since our inception in 2000. As of June 30, 2006, we had an accumulated deficit of $114.4 million. We have spent, and expect to continue to spend, significant resources to fund research and development of our product candidates and to enhance our drug discovery technology. We expect to incur substantial and increasing operating losses over the next several years as our research, development, preclinical testing, and clinical trial activities increase. As a result, our accumulated deficit will also increase significantly.

        Our product candidates are in the early stages of development and may never result in any revenue. We will not be able to generate product revenue unless and until one of our product candidates successfully completes clinical trials and receives regulatory approval. As our most advanced product candidates are in or are emerging from the proof-of-concept stage, we do not expect to receive revenue from any product candidate for the foreseeable future. We may seek to obtain revenue from collaboration or licensing agreements with third parties. Our current collaboration and license agreements may not provide us with material, sustainable ongoing future revenue, and we may not be able to enter into additional collaboration agreements. Even if we eventually generate product revenues, we may never be profitable, and if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may be unable to raise the substantial additional capital that we will need to sustain our operations.

        We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect our existing resources to be sufficient to fund our planned operations for approximately three years from the date of this prospectus. We may, however, need to raise additional funds before that time if our research and development expenses exceed our current expectations or our collaboration funding is less than our current expectations. This could occur for many reasons, including:

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  some or all of our product candidates fail in clinical or preclinical studies or prove to be as commercially promising than we expect and we are forced to seek additional product candidates;

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  our product candidates require more extensive clinical or preclinical testing or our clinical trials take longer to complete than we currently expect;

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  we advance more of our product candidates than expected into costly later stage clinical trials;

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  we advance more preclinical product candidates than expected into early stage clinical trials;

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  we determine or are required to conduct more high throughput screening than expected against current or additional disease targets to develop additional product candidates;

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  we are required, or consider it advisable, to acquire or license rights from one or more third parties; or

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  we determine to acquire or license rights to additional product candidates or new technologies.

        While we expect to seek additional funding through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our common stock. We may also seek additional funds through arrangements with collaborators or others. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products, and we may not be able to enter into such agreements, on acceptable terms, if at all. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely affect, holders of our common stock. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including some or all of our product candidates.

Risks Related to Regulatory Approvals

The regulatory approval process is costly and lengthy and we may not be able to successfully obtain all required regulatory approvals.

        The preclinical development, clinical trials, manufacturing, marketing, testing and labeling of pharmaceuticals and medical devices are all subject to extensive regulation by numerous governmental authorities and agencies in the United States and other countries. We or our collaborators must obtain regulatory approval for product candidates before marketing or selling any of them. The approval process is typically lengthy and expensive, and approval is never certain. It is not possible to predict how long the approval processes of the FDA or any other applicable federal or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. The FDA and foreign regulatory agencies have substantial discretion in the drug and medical device approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products and medical devices can take many years and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products or our collaborator's products and our ability to generate product revenue. The risks associated with the approval process include delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product or medical device to meet a regulatory agency's requirements for safety, efficacy and quality. In addition, regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed.

        We or our collaborators may delay, suspend or terminate clinical trials for any of our product candidates or their associated medical devices or products at any time for reasons including:

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  ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

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  delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

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  delays in enrolling patients and volunteers into clinical trials;

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  lower than anticipated retention rates of patients and volunteers in clinical trials;

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  the need to repeat clinical trials as a result of inconclusive or negative results or poorly executed testing;

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  lack of effectiveness of a product candidate in other clinical trials;

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  lack of sufficient funds for further clinical development;

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  insufficient supply or deficient quality of product candidate materials or other materials necessary to conduct our clinical trials;

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  unfavorable FDA inspection of a manufacturing, testing, labelling or packaging facility for drug substance or drug product;

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  unfavorable FDA inspection and review of a clinical or pre-clinical trial site or records of any clinical or preclinical investigation;

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  serious and unexpected drug-related side effects or adverse device effects experienced by participants in our clinical trials; or

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  the placement of a clinical hold on a trial.

        Positive or timely results from preclinical studies and early clinical trials do not ensure positive or timely results in late stage clinical trials or product approval by the FDA or any other regulatory authority. Product candidates that show positive preclinical or early clinical results often fail in later stage clinical trials. Data obtained from preclinical and clinical activities is susceptible to varying interpretations, which could delay, limit, or prevent regulatory approvals.

        We have limited experience in conducting the clinical trials required to obtain regulatory approval. We may not be able to conduct clinical trials at preferred sites, enlist clinical investigators, enroll sufficient numbers of patients, or begin or successfully complete clinical trials in a timely fashion, if at all. Any failure to perform may delay or terminate the trials. Our current clinical trials may be insufficient to demonstrate that our potential products are active, safe, or effective and as a result we may decide to abandon further development of such product candidates. Additional clinical trials may be required if clinical trial results are negative or inconclusive, which will require us to incur additional costs and significant delays. If we do not receive the necessary regulatory approvals, we will not be able to generate product revenues and may not become profitable. We may encounter significant delays in the regulatory process that could result in excessive costs that may prevent us from continuing to develop our product candidates. In addition, the failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties, product recalls, withdrawal of product approval, mandatory restrictions and other actions that could impair our ability to conduct our business.

The FDA and other regulatory agencies may require additional preclinical and phase I clinical data for our combination products.

        Our proposed products are composed of drugs previously approved as single agents, and as a result, there is significant pre-existing information on the safety of those drugs as single agents for their approved indications in the form of animal studies, phase I pharmacokinetic and other clinical studies and actual clinical experience. Nonetheless, new safety issues may arise when the previously approved drugs are used in combination in our products or when the proposed combination products are used in different treatment regimens for disease indications different than the disease indications for which the components are used as single agents. For example, the combination might be proposed for long-term use for a chronic condition, while the single agents are currently approved for short-term use in acute conditions. In addition, if a component has not been approved in all jurisdictions in which approval of the combination is sought, the regulatory agencies having authority over the combination in the jurisdictions that had not approved each component as a single agent may require us to submit data that would not otherwise be required. If any of these issues arises, we may be required to conduct additional preclinical and phase I clinical trials for the formulations we develop of our product candidates. If the additional preclinical or phase I clinical trials required for a product candidate's formulation are extensive, it could delay or prevent further development of the product candidate.

The FDA and other regulatory agencies may require more extensive or expensive trials for our combination product candidates than may be required for single agent pharmaceuticals.

        To obtain regulatory approval for our combination product candidates, we may be required to show that each active pharmaceutical ingredient in the product candidate makes a contribution to the combined product candidate's claimed effects and that the dosage of each component, including amount, frequency and duration, is such that the combination is safe and effective for a significant patient population requiring such concurrent therapy. As a result, we may be required to conduct clinical trials for each component drug as well as for the component drugs in combination. This could require us to conduct more extensive and more expensive clinical trials than would be the case for many single agent pharmaceuticals. The need to conduct such trials could make it more difficult and costly to obtain regulatory approval of a combination drug than of a new drug containing only a single active pharmaceutical ingredient.

Even if we receive regulatory approvals for marketing our product candidates, if we fail to comply with continuing regulatory requirements, we could lose our regulatory approvals, and our business would be adversely affected.

        The FDA continues to review products and medical devices even after they receive initial approval. If we receive approval to commercialize any product candidates, the manufacturing, testing, marketing and sale of these drugs and medical devices will be subject to continuing regulation, including compliance with quality systems regulations, good manufacturing practices, adverse event reporting requirements, and prohibitions on promoting a product for unapproved uses. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspension of approvals, withdrawal of approvals, recalls of products, product seizures, operating restrictions, and civil or criminal penalties. These enforcement actions could affect the manufacturing, testing, marketing and sale of our products.

Healthcare reform measures could adversely affect our business.

        The efforts of governmental and third-party payers to contain or reduce the costs of healthcare may adversely affect the business and financial condition of pharmaceutical, biotechnology and medical device companies. In the United States and in foreign jurisdictions there have been, and we expect that there will continue to be, a number of legislative and regulatory proposals aimed at changing the healthcare system. For example, in some countries other than the United States, pricing of prescription drugs and medical devices is subject to government control, and we expect proposals to implement similar controls in the United States to continue. The pendency or approval of such proposals could result in a decrease in our common stock price or limit our ability to raise capital or to enter into collaborations or license rights to our products.

Federal legislation may increase the pressure to reduce prices of pharmaceutical products paid for by Medicare, which could adversely affect our revenues, if any.

        The Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, expanded Medicare coverage for drug purchases by the elderly and disabled beginning in 2006. Under the MMA, private insurance plans subsidized by the government offer prescription drug coverage to Medicare beneficiaries who elect to enroll in their plans. Although almost all prescription drugs are potentially available to plan enrollees, the plans are allowed to use formularies, preferred drug lists and similar mechanisms to favor selected drugs and limit access to other drugs except in certain circumstances. The price of a drug as negotiated between the manufacturer and a plan is a factor that the plan can consider in determining its availability to enrollees.

        As a result, we expect that there will be increased pressure to reduce prices for drugs to obtain favorable status for them under the plans offering prescription drug coverage to Medicare beneficiaries. This pressure could decrease the coverage and price that we receive for our products in the future and could seriously harm our business. It is possible that our products, if successfully developed, could be particularly subject to price reduction initiatives because they are based on combinations of lower priced existing drugs.

        In addition, some members of Congress advocate that the federal government should negotiate directly with manufacturers for lower prices for drugs in the Medicare program, rather than rely on private plans. If the law were changed to allow or require such direct negotiation, there could be additional reductions in the coverage of and prices that we receive for our products.

New federal laws or regulations on drug importation could make lower cost versions of our future products available, which could adversely affect our revenues, if any.

        The prices of some drugs are lower in other countries than in the United States because of government regulation and market conditions. Under current law, importation of drugs into the United States is generally not permitted unless the drugs are approved in the United States and the entity that holds that approval consents to the importation. Various proposals have been advanced to permit the importation of drugs from other countries to provide lower cost alternatives to the products available in the United States. In addition, the MMA requires the Secretary of Health and Human Services to promulgate regulations for drug reimportation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States.

        If the laws or regulations are changed to permit the importation of drugs into the United States in circumstances not now permitted, such a change could have an adverse effect on our business by making available lower priced alternatives to our future products.

Failure to obtain regulatory and pricing approvals in foreign jurisdictions could delay or prevent commercialization of our products abroad.

        If we succeed in developing any products, we intend to market them in the European Union and other foreign jurisdictions. In order to do so, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval abroad may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and additional risks because there may be additional variations between how our combinations of approved drugs and single agent drugs are treated in foreign jurisdictions. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States. The failure to obtain these approvals could materially adversely affect our business, financial condition and results of operations. Even if we are successful at obtaining these approvals, regulatory agencies in foreign countries where pricing of prescription drugs or medical devices is controlled by the government, could determine that pricing for our products should be based on prices for the existing drugs that comprise the active pharmaceutical ingredients in our combination products instead of allowing us to price our products at a premium as novel medicines.

Risks Related to Our Intellectual Property

Our success depends upon our ability to obtain and maintain intellectual property protection for our products and technologies.

        Our success will depend on our ability to obtain and maintain adequate protection of our intellectual property, including our proprietary drug discovery technology and any products or product candidates we plan to develop. In addition to taking other steps to protect our intellectual property, we intend to apply for patents with claims covering our technologies, processes, products and product candidates when and where we deem it appropriate to do so. We have applied for patent protection covering our clinical and preclinical product candidates and our drug discovery technologies in the United States, and some, but not all, foreign countries. In countries where we have not and do not seek patent protection, third parties may be able to manufacture and sell our products without our permission, and we may not be able to stop them from doing so.

        Similarly to other biotechnology companies, our patent position is generally uncertain and involves complex legal and factual questions. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and other biotechnology companies have encountered significant problems in protecting and defending their proprietary rights in foreign jurisdictions. Whether filed in the United States or abroad, our patent applications may be challenged or may fail to result in issued patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing or commercializing competing products. Furthermore, others may independently develop or commercialize similar or alternative technologies or drugs, or design around our patents. Our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

        The United States Patent and Trademark Office and similar agencies in foreign jurisdictions may not agree with our view that our combination product candidates and our drug discovery technologies are patentable or novel and non-obvious, and on this basis may deny us patent protection. Even if we receive patent protection, others, including those who own patent or trade secret rights associated with the approved drugs that are active pharmaceutical ingredients of our product candidates, may attempt to invalidate our patent or trade secret rights. Even if our patent or trade secret rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights.

        If we do not obtain or we are unable to maintain adequate patent or trade secret protection for our products in the United States, competitors could duplicate them without repeating the extensive testing that we will be required to undertake to obtain approval of the products by the FDA. Regardless of any patent protection, under the current statutory framework the FDA is prohibited by law from approving any generic version of any of our combination products for three years after it has approved our product. Upon the expiration of that period, or if that time period is altered, the FDA could approve a generic version of our product unless we have patent protection sufficient for us to block that generic version. Without sufficient patent protection, the applicant for a generic version of our product would be required only to conduct a relatively inexpensive study to show that its product is bioequivalent to our product and would not have to repeat the studies that we conducted to demonstrate that the product is safe and effective. In the absence of adequate patent protection in other countries, competitors may similarly be able to obtain regulatory approval of products that duplicate our products.

We may not be able to develop or commercialize our product candidates due to intellectual property rights held by third parties.

        If a third party holds a patent to a composition or method of use of an approved drug that is a component of one or more of our product candidates, we may not be able to develop or commercialize such product candidates without first obtaining a license to such patent, or waiting for the patent to expire. In particular, there are recently issued patents in Australia and Canada that cover the use of pentamidine, one drug in product candidate CRx-026, for the treatment of cancer. We may not be able to develop or commercialize CRx-026 in Australia or Canada without first obtaining a license to these patents, or waiting for them to expire. There are counterpart patent applications pending in other countries, including in the United States and Europe. In the event that one or more of these pending counterpart applications issues as a patent, we may not be able to develop or commercialize CRx-026 in a country in which such a counterpart patent issues without first obtaining a license to such patent, or waiting for it to expire. For two of our other product candidates, CRx-139 and CRx-170, some of the various formulations and methods of use of one drug in the combination are covered by third party patents which could pose an impediment to our ability to develop and commercialize these products. We believe that other formulations and methods of use of these drugs, which are not covered by any third party patents, are available. However, we cannot be sure that the unpatented formulations or methods of use of these drugs will be the optimal formulation, or that a feasible formulation for these product candidates will be available. Additionally, there are three United States patents that may cover therapeutic uses of our preclinical Type II diabetes product candidates. We may not be able to develop or commercialize our preclinical Type II diabetes product candidates without first obtaining a license to these patents, or waiting for them to expire. Our business will be harmed if we are unable to use the optimal formulation or methods of use of the component drugs that comprise our product candidates. This may occur because the formulations or methods of use are covered by one or more third party patents, and a license to such patents is unavailable or is available on terms that are unacceptable to us.

We may be unable to in-license intellectual property rights or technology necessary to develop and commercialize our products

        Depending on its ultimate formulation and method of use, before we can develop, clinically test, make, use, or sell a particular product candidate, we may need to obtain a license from one or more third parties who have patent or other intellectual property rights covering components of our product candidate or its method of use. There can be no assurance that such licenses will be available on commercially reasonable terms, or at all. Because our product candidates are based on combinations of existing drugs, there may be a significant number of patents covering both the active pharmaceutical ingredients in our product candidates and their method of use. If a third party does not offer us a necessary license or offers a license only on terms that are unattractive or unacceptable to us, we might be unable to develop and commercialize one or more of our product candidates.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

        In our activities, we rely substantially upon proprietary materials, information, trade secrets and know-how to conduct our research and development activities, and to attract and retain collaborators, licensees and customers. We take steps to protect our proprietary rights and information, including the use of confidentiality and other agreements with our employees and consultants and in our academic and commercial relationships. However, these steps may be inadequate, agreements may be violated, or there may be no adequate remedy available for a violation of an agreement. We cannot assure you that our proprietary information will not be disclosed or that we can meaningfully protect our trade secrets. Our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets, which could adversely affect our ability to compete in the market.

Litigation or third party claims of intellectual property infringement could require substantial time and money to resolve. Unfavorable outcomes in these proceedings could limit our intellectual property rights and our activities.

        We may need to resort to litigation to enforce or defend our intellectual property rights, including any patents issued to us. If a competitor or collaborator files a patent application claiming technology also invented by us, in order to protect our rights, we may have to participate in an expensive and time consuming interference proceeding before the United States Patent and Trademark Office. We cannot guarantee that our product candidates will be free of claims by third parties alleging that we have infringed their intellectual property rights. Third parties may assert that we are employing their proprietary technologies without authorization and they may resort to litigation to attempt to enforce their rights. Third parties may have or obtain patents in the future and claim that the use of our technology or any of our product candidates infringes their patents. We may not be able to develop or commercialize combination product candidates because of patent protection others have. Our business will be harmed if we cannot obtain a necessary or desirable license, can obtain such a license only on terms we consider to be unattractive or unacceptable, or if we are unable to redesign our product candidates or processes to avoid actual or potential patent or other intellectual property infringement.

        Our efforts to obtain, protect and defend our patent and other intellectual property rights, whether we are successful or not, can be expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. An unfavorable ruling in patent or intellectual property litigation could subject us to significant liabilities to third parties, require us to cease developing, manufacturing or selling the affected products or using the affected processes, require us to license the disputed rights from third parties, or result in awards of substantial damages against us. In addition, defending patent or other intellectual property litigation, whether we are successful or not, can be very expensive and may require us to incur substantial costs, including the diversion of management and technical personnel. During the course of any patent litigation, there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors regard these announcements as negative, the market price of our common stock may decline. General proclamations or statements by key public figures may also have a negative impact on the perceived value of our intellectual property.

        There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license non-infringing alternatives, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize our products could seriously harm our business and prospects.

Risks Related to Our Industry

Our competitors and potential competitors may develop products and technologies that make ours less attractive or obsolete.

        Many companies, universities, and research organizations developing competing product candidates have greater resources and significantly greater experience in financial, research and development, manufacturing, marketing, sales, distribution, and technical regulatory matters than we have. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Our competitors could commence and complete clinical testing of their product candidates, obtain regulatory approvals, and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop drug discovery technology or products that would render our drug discovery technology and product candidates, and those of our collaborators, obsolete and noncompetitive. They may also employ high throughput screening technologies to the discovery of combination drugs, which may render our technologies or our approach to drug discovery and development obsolete or noncompetitive. Our drug discovery technology will compete against well-established techniques to discover new drugs. If we are unable to compete effectively against these existing techniques and the companies that support them, then we may not be able to commercialize our product candidates or achieve a competitive position in the market. This would adversely affect our ability to generate revenues.

We may have significant product liability exposure which may harm our business and our reputation.

        We face exposure to product liability and other claims if our product candidates, products or processes are alleged to have caused harm. These risks are inherent in the testing, manufacturing, and marketing of human therapeutic products and medical devices. We currently maintain product liability insurance covering our clinical trials in the amount of $5 million. We may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost, if at all. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of any products or product candidates that we develop. If we are sued for any injury caused by our products, product candidates or processes, our liability could exceed our product liability insurance coverage and our total assets. Claims against us, regardless of their merit or potential outcome, may also generate negative publicity or hurt our ability to obtain physician endorsement of our products or expand our business.

We use and generate materials that may expose us to expensive and time-consuming legal claims.

        Our development programs involve the use of hazardous materials, chemicals, and biological materials. We are subject to foreign, federal, state and local laws and regulations governing the use, manufacture, storage, and disposal of materials and waste products. We believe that our safety procedures for handling these materials comply with the standards prescribed by laws and regulations. However, we may incur significant costs to comply with current or future environmental laws and regulations. In addition, we cannot completely eliminate the risk of contamination or injury from hazardous materials. In the event of an accident, an injured party may seek to hold us liable for any damages that result. Any liability could exceed the limits or fall outside the coverage of our insurance, and we may not be able to maintain insurance on acceptable terms, if at all.

Risks Related to an Investment in Our Common Stock and Our Initial Public Offering

During our initial public offering we sent email messages to a limited number of potential institutional investors. Each of these emails may have constituted a prospectus that does not meet the requirements of the Securities Act of 1933. As a result, any direct or indirect recipient of these email messages that purchased shares of our common stock in the initial public offering may be entitled to require us to repurchase shares of our common stock sold to them in the initial public offering or to recover damages from us.

        Prior to the effectiveness of the registration statement for the initial public offering, we sent email messages to ten potential institutional investors. These emails presented certain positive statements about us in isolation, including statements not included in the prospectus for the initial public offering, and did not disclose the related risks and uncertainties described in the prospectus for the initial public offering. These emails were not accompanied by a prospectus, and the emails themselves may constitute a prospectus that does not meet the requirements of the Securities Act of 1933.

        Each of the potential investors in our initial public offering who received an email was notified by the Company not to forward the email to anyone else, and that it should disregard the email. We asked the potential investors who received an email to confirm to us that they did not forward the email on to any additional potential investors and the potential investors who we knew received an email, directly or indirectly, were excluded from the initial public offering.

        If our distribution of these emails constitutes a violation of the Securities Act of 1933, persons who received the email, directly or indirectly, and who purchased our common stock in the initial public offering (despite the exclusion described above) would have the right, for a period of one year from the date of their purchase of our common stock, to rescind their purchase of our common stock and recover from us the purchase price of the common stock sold to them in the initial public offering plus statutory interest from the date of purchase, or if such person has already sold the common stock, to recover damages equal to any loss such person incurred on sale of the stock. In addition, we agreed to indemnify the underwriters for all losses that they may incur as a result of the distribution of the emails in connection with the initial public offering.

Our common stock may have a volatile public trading price.

        An active public market for our common stock has not developed. The market prices for securities of companies comparable to us have been highly volatile. Often, these stocks have experienced significant price and volume fluctuations for reasons unrelated to the operating performance of the individual companies. Factors giving rise to this volatility may include:

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  disclosure of actual or potential clinical results with respect to product candidates we are developing;

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  regulatory developments in both the United States and abroad;

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  developments concerning proprietary rights, including patents and litigation matters;

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  public concern about the safety or efficacy of our product candidates or technology, or related technology, or new technologies generally;

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  public announcements by our competitors or others; and

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  general market conditions and comments by securities analysts and investors.

Fluctuations in our operating losses could adversely affect the price of our common stock.

        Our operating losses may fluctuate significantly on a quarterly basis. Some of the factors that may cause our operating losses to fluctuate on a period-to-period basis include the status of our preclinical and clinical development programs, level of expenses incurred in connection with our preclinical and clinical development programs, implementation or termination of collaboration, licensing, manufacturing or other material agreements with third parties, non-recurring revenue or expenses under any such agreement, and compliance with regulatory requirements. Period-to-period comparisons of our historical and future financial results may not be meaningful, and investors should not rely on them as an indication of future performance. Our fluctuating losses may fail to meet the expectations of securities analysts or investors. Our failure to meet these expectations may cause the price of our common stock to decline.

We have limited experience attempting to comply with public company obligations. Attempting to comply with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

        As a newly public company, we face and will continue to face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. Compliance with the Sarbanes Oxley Act of 2002, as well as other rules of the SEC, the Public Company Accounting Oversight Board and The Nasdaq Global Market has resulted in a significant initial cost to us as well as an ongoing increase in our legal, audit and financial compliance costs. As a public company, we are subject to Section 404 of the Sarbanes Oxley Act relating to internal control over financial reporting. We have commenced a formal process to evaluate our internal controls for purposes of Section 404, and we cannot assure that our internal control over financial reporting will prove to be effective.

        Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. We have commenced a formal process to evaluate our internal control over financial reporting. Given the status of our efforts, coupled with the fact that guidance from regulatory authorities in the area of internal controls continues to evolve, substantial uncertainty exists regarding our ability to comply by applicable deadlines. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Our product development strategy may cause volatility in our stock price, and we may incur significant costs from class action litigation.

        Our strategy of initiating proof-of-concept clinical trials for multiple product candidates and making development decisions based on the results of these trials may result in a greater number of public announcements regarding the progress of our development efforts than would be true for a company developing fewer products or advancing products less quickly into proof-of-concept clinical trials. These announcements, including announcements regarding decisions to terminate further development of one or more product candidates, may cause significant volatility in our stock price.

        Recently, when the market price of a stock has been volatile, as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. A stockholder lawsuit could also divert the time and attention of our management.

Anti-takeover provisions in our charter documents and provisions of Delaware law may make an acquisition more difficult and could result in the entrenchment of management.

        We are incorporated in Delaware. Anti-takeover provisions of Delaware law and our charter documents may make a change in control or efforts to remove management more difficult. Also, under Delaware law, our board of directors may adopt additional anti-takeover measures.

        Our charter authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to determine the terms of those shares of stock without any further action by our stockholders. If the board of directors exercises this power to issue preferred stock, it could be more difficult for a third party to acquire a majority of our outstanding voting stock and vote the stock they acquire to remove management or directors.

        Our charter also provides staggered terms for the members of our board of directors. Under Section 141 of the Delaware General Corporation Law, our directors may be removed by stockholders only for cause and only by vote of the holders of a majority of voting shares then outstanding. These provisions may prevent stockholders from replacing the entire board in a single proxy contest, making it more difficult for a third party to acquire control of us without the consent of our board of directors. These provisions could also delay the removal of management by the board of directors with or without cause. In addition, our directors may only be removed for cause and our bylaws limit the ability our stockholders to call special meetings of stockholders.

        Our equity incentive plans generally permit our board of directors to provide for acceleration of vesting of options granted under these plans in the event of certain transactions that result in a change of control. If our board of directors uses its authority to accelerate vesting of options, this action could make an acquisition more costly, and it could prevent an acquisition from going forward.

        Under Section 203 of the Delaware General Corporation Law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors could use this provision to prevent changes in management. The existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

        Under our research and license agreement with Angiotech, we have agreed that upon a change of control of us, as defined in the research and license agreement, the agreement would remain in effect, although Angiotech would have the right to terminate the agreement in the six months after a change of control if we were acquired by an entity operating primarily in Angiotech's field.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of CombinatoRx to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of financing needs, revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization plans and timelines; any statements regarding safety and efficacy of product candidates, any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. In addition, forward looking statements may contain the words "believe," "anticipate," "expect," "estimate," "intend," "plan," "project," "will be," will continue," "will result," "seek," "could," "may," "might," or any variations of such words or other words with similar meanings.

        The risks, uncertainties and assumptions referred to above include risks that are described in "Business—Risk Factors "and elsewhere in this prospectus and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this prospectus.

        The forward-looking statements included in this prospectus represent our estimates as of the date of this prospectus. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus.

SELLING STOCKHOLDERS

        On March 22, 2006, we entered into a securities purchase agreement with each of Abingworth Bioequities Master Fund Limited, Abingworth Bioventures III A L.P., Abingworth Bioventures III B L.P., Abingworth Bioventures III C L.P., Abingworth Bioventures III Executives L.P., Abingworth Bioventures IV Executives L.P., Abingworth Bioventures IV L.P., Atlas Master Fund, Ltd., AXA Premier VIP Aggressive Equity Portfolio, BBT Fund, LP, CAP Fund, L.P., Clariden Biotechnology Equity Fund Guernsey, Domain Public Equity Partners, L.P., DWS Biotech Invest, DWS Biotechnology Typ O:, Fort Mason Master, LP, Fort Mason Partners, LP, Integral Capital Partners VII, L.P., John Hancock Trust—Health Sciences Trust, Kamunting Street Master Fund, LTD, Millennium Partners, L.P., ProMed Offshore Fund II, Ltd., ProMed Offshore Fund, Ltd., ProMed Partners II, L.P., ProMed Partners, L.P., Quantum Partners LDC, QVT Fund LP, Raytheon Company Combined DB/DC Master Trust—Health Sciences, SF Capital Partners Ltd., Special Situations Cayman Fund, L.P., Special Situations Fund III QP, L.P., Special Situations Fund III, L.P., Special Situations Life Sciences Fund, L.P., Special Situations Private Equity Fund, L.P., SRI Fund, L.P., Steeple Capital Fund I, L.P., Steeple Capital Fund II, L.P., Steeple Capital Offshore Fund III, Ltd., Steeple Capital Offshore Fund, Ltd., T. Rowe Price Health Sciences Fund, Inc., T. Rowe Price Health Sciences Portfolio, Inc., T. Rowe Price New Horizons Fund, Inc., TD Mutual Funds -TD Health Sciences Fund, UBS O'Connor PIPES Corporate Strategies Master Limited, VALIC Company I—Health Sciences Fund, Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP and Visium Long Bias Offshore Fund, Ltd. Under that agreement, we issued 4,682,942 shares of our Common Stock on March 24, 2006 in exchange for total cash consideration of $48,000,155.

        Cowen & Co., LLC received a placement agent fee totaling approximately $2,160,007 and expense reimbursement of approximately $12,000 for acting as placement agent in connection with the sale of securities under the securities purchase agreement. Pacific Growth Equities, LLC received a fee of $360,000 for acting as a financial advisor in connection with the transaction.

        Pursuant to the securities purchase agreement with the selling stockholders, we filed a registration statement, of which this prospectus forms a part, in order to permit those stockholders to resell to the public the shares of common stock that they purchased pursuant to the securities purchase agreement. The selling stockholders may sell up to 4,682,942 shares of our common stock pursuant to this prospectus.

        The following table sets forth information regarding beneficial ownership of our common stock by the selling stockholders as of April 21, 2006. Because the selling stockholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount or percentage of common stock that will be held by the selling stockholders upon termination of the offering. The selling stockholders may sell all, part or none of the shares listed. The percentage of ownership shown in the table is based on 28,299,036 shares of common stock issued and outstanding as of May 19, 2006.

Selling Stockholder	Shares Owned and Ownership Percentage Prior to Offering(1)		Shares Being Offered	Shares Owned and Ownership Percentage After Offering(1)
Abingworth Bioequities Master Fund Limited(2)	195,122	*	195,122	0	*
Abingworth Bioventures III A L.P.(2)	97,951	*	97,951	0	*
Abingworth Bioventures III B L.P.(2)	59,793	*	59,793	0	*
Abingworth Bioventures III C L.P.(2)	35,817	*	35,817	0	*
Abingworth Bioventures III Executives L.P.(2)	1,561	*	1,561	0	*

Abingworth Bioventures IV Executives L.P.(2)	1,659	*	1,659	0	*
Abingworth Bioventures IV L.P.(2)	193,463	*	193,463	0	*
Atlas Master Fund, Ltd.(3)	48,150	*	48,150	0	*
AXA Premier VIP Aggressive Equity Portfolio	463,415	1.6%	463,415	0	*
BBT Fund, L.P.(4)	51,805	*	51,805	0	*
CAP Fund, L.P.(5)	25,460	*	25,460	0	*
Clariden Biotechnology Equity Fund Guernsey	146,341	*	146,341	0	*
Domain Public Equity Partners L.P.(6)	146,341	*	146,341	0	*
DWS Investment GmbH(7)	136,585	*	136,585	0	*
Fort Mason Master, L.P.	128,267	*	128,267	0	*
Fort Mason Partners, L.P.	8,318	*	8,318	0	*
Integral Capital Partners VII, L.P.(8)	1,221,951	4.3%	121,951	1,100,000	3.9%
John Hancock Trust—Health Sciences Trust(9)	44,700	*	21,000	23,700	*
Kamunting Street Master Fund, Ltd.	97,561	*	97,561	0	*
Millennium Partners, L.P.(10)	351,941	1.2%	146,341	205,600	*
ProMed Offshore Fund II, Ltd.	386,665	1.4%	151,415	235,250	*
ProMed Offshore Fund, Ltd.	15,299	*	5,999	9,300	*
ProMed Partners II, L.P.	4,396	*	1,696	2,700	*
ProMed Partners, L.P.	91,462	*	36,012	55,450	*
Quantum Partners LDC(11)	92,699	*	92,699	0	*
QVT Fund LP	390,244	1.4%	390,244	0	*
Raytheon Company Combined DB/DC Master Trust—Health Sciences(9)	4,700	*	2,400	2,300	*
SF Capital Partners Ltd.	336,585	1.2%	336,585	0	*
Special Situations Cayman Fund, L.P.(12)	58,135	*	58,135	0	*
Special Situations Fund III QP, L.P.(12)	213,425	*	213,425	0	*
Special Situations Fund III, L.P.(12)	18,360	*	18,360	0	*
Special Situations Life Sciences Fund, L.P.(12)	57,645	*	57,645	0	*
Special Situations Private Equity Fund, L.P.(12)	115,850	*	115,850	0	*
SRI Fund, L.P.(13)	10,540	*	10,540	0	*
Steeple Capital Fund I, L.P.	8,900	*	8,900	0	*
Steeple Capital Fund II, L.P.	33,200	*	33,200	0	*
Steeple Capital Offshore Fund III, Ltd.	17,500	*	17,500	0	*
Steeple Capital Offshore Fund, Ltd.	62,351	*	62,351	0	*
T. Rowe Price Health Sciences Fund, Inc.(9)	265,000	*	125,000	140,000	*
T. Rowe Price Health Sciences Portfolio, Inc.(9)	2,000	*	1,000	1,000	*
T. Rowe Price New Horizons Fund, Inc.(9)	400,000	1.4%	280,000	120,000	*
TD Mutual Funds—TD Health Sciences Fund(9)	43,600	*	19,000	24,600	*
UBS O'Connor PIPES Corporate Strategies Master Limited(14)	87,805	*	87,805	0	*

VALIC Company I—Health Sciences Fund(9)	32,115	*	15,015	17,100	*
Visium Balanced Fund, LP(3)	122,065	*	122,065	0	*
Visium Balanced Offshore Fund, Ltd.(3)	172,942	*	172,942	0	*
Visium Long Bias Fund, LP(3)	25,431	*	25,431	0	*
Visium Long Bias Offshore Fund, Ltd.(3)	94,827	*	94,827	0	*
Total Number of Shares Offered:			4,682,942

*—Less than 1%.

(1)
Assumes that all of the shares held by the selling stockholders and being offered under this prospectus are sold and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.

(2)
Abingworth Management Ltd serves as investment manager of Abingworth Bioequities Master Fund Ltd, Abingworth Bioventures III A L.P., Abingworth Bioventures III B L.P., Abingworth Bioventures III C L.P., Abingworth Bioventures III Executives L.P., Abingworth Bioventures IV L.P. and Abingworth Bioventures IV Executives L.P. Dr Joe Anderson, Mr Michael Bigham, Dr Stephen Bunting, Mr David Leathers and Dr Jonathan MacQuitty comprise the investment committee of Abingworth Management Ltd and may be deemed to have voting and investment control over the shares held by these selling stockholders. Abingworth Management Ltd and the individuals noted above disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

(3)
Dmitry Balyasny has voting and investment control over the shares of Atlas Master Fund, Ltd., and Jacob Gottlieb and Dmitry Balyasny have voting and investment control over the shares of Visium Balanced Fund, LP, Visium Balanced Offshore Fund, Ltd., Visium Long Bias Fund, LP and Visium Long Bias Offshore Fund, Ltd.

(4)
BBT Genpar, L.P. is the general partner of BBT Fund, L.P., and BBT-FW, Inc., is the general partner of BBT Genpar, L.P. Sid R. Bass holds voting and investment control over the shares held by this selling stockholder.

(5)
CAP Genpar, L.P. is the general partner of CAP Fund, L.P., and CAP-FW Inc., is the general partner of CAP Genpar, L.P. Sid R. Bass exercises voting and investment control over the shares held by this selling stockholder.

(6)
The sole general partner of Domain Public Equity Partners, L.P. ("DPEP") is Domian Public Equity Partners Associates, L.L.C ("DPEA"). The managing members of DPEA are Nicole Vitullo and Domain Associates, L.L.C. The managing members of Domain Associates L.L.C. are James C. Blair, Brian H.Dovey, Jesse I.Treu, Kathleen K. Schoemaker, Robert J. More, Nicole Vitullo and Brian Halak. Nicole Vitullo and the other managing members of Domain Associates share voting and investment control over the securities held by DPEP and disclaim beneficial ownership of such securities except to their extent of their pecuniary interest therein.

(7)
Consists of 129,500 shares of common stock held by DWS Biotechnology Typ O and 7,085 shares of common stock held by DWS Biotech Invest.

(8)
Includes 700,000 shares of common stock held by Integral Capital Partners VI, L.P., a limited partnership whose managers of its general partner are substantially the same individuals as the managers of the general partner of Integral Capital Partners VII, L.P. Integral Capital Partners

  VII, L.P. disclaims beneficial ownership of the shares of our common stock held by Integral Capital Partners VI, L.P.

(9)
T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the shares owned by John Hancock Trust—Health Sciences Trust, Raytheon Company Combined DB/DC Master Trust—Health Sciences, T. Rowe Price Health Sciences Fund, Inc., T. Rowe Price Health Sciences Portfolio, Inc., T. Rowe Price New Horizons Fund, Inc., TD Mutual Funds -TD Health Sciences Fund and VALIC Company I—Health Sciences Fund, as well as shares owned by certain other individual and institutional investors. For purposes of reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. may be deemed to be the beneficial owner of all of the shares listed above; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact the beneficial owner of such securities. T. Rowe Price Associates, Inc. is the wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.

(10)
Includes 97,691 shares of common stock held by affiliates of Millennium Partners, L.P. Millennium Management, L.L.C., a Delaware limited liability company, is the general partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners, L.P. Israel A. Englander is the management member of Millennium Management, L.L.C. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management, L.L.C. The foregoing should not be construed in an of itself as an admission by either of Millennium Management, L.L.C or Mr. Englander as to beneficial ownership of the shares of our common stock owned by Millennium Partners, L.P.

(11)
Quantum Partners LDC is a Cayman Islands exempted limited duration company ("Quantum Partners"). Soros Fund Management LLC ("SFM LLC") serves as principal investment manager to Quantum Partners. SFM LLC, by virtue of its position as principal investment manager to Quantum Partners, and Mr. George Soros, by virtue of his position as Chairman of SFM LLC, may be deemed to have voting and dispositive power with respect to these shares.

(12)
MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. LS Advisers, LLC ("LS") is the general partner and investment adviser to the Special Situations Life Sciences Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, MG and LS. Through their control of MGP, AWM, MG and LS, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(13)
SRI Genpar, L.P. is the general partner of SRI Fund, L.P., and BBT-FW, Inc. is the general partner of SRI Genpar, L.P. Sid R. Bass holds voting and investment control over the shares held by this selling stockholder.

(14)
UBS O'Connor LLC, a Cayman Islands company, is the investment manager of O'Connor PIPES Corporate Strategies Master Ltd., a Cayman Islands company, and as its investment manager has voting and investment control of the securities of O'Connor PIPES Corporate Strategies Master Ltd.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock currently consists of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. On May 19, 2006, we had 28,299,036 shares of common stock outstanding and approximately 145 stockholders of record.

        The following summary of certain provisions of our common and preferred stock does not purport to be complete. You should refer to our sixth amended and restated certificate of incorporation and our amended and restated by-laws, both of which are included as exhibits to the registration statement we have filed with the Securities and Exchange Commission, or SEC, in connection with this offering. The summary below is also qualified by provisions of applicable law.

Common Stock

        Holders of common stock are entitled to one vote per share on matters on which our stockholders vote. There are no cumulative voting rights. Holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. See the section of this prospectus entitled "Dividend Policy" for further information. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our certificate of incorporation does not provide the common stock with any redemption, conversion or preemptive rights. All shares of common stock that are outstanding as of the date of this prospectus and, upon issuance and sale, all shares we are selling in this offering, will be fully-paid and nonassessable.

Preferred Stock

        We are currently authorized to issue 5,000,000 shares of preferred stock. No shares of preferred stock will be outstanding immediately after the closing of this offering. Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series, including voting rights, dividend rights and redemption and liquidation preferences. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of our common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of our board of directors, without stockholder approval, we may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock.

        We have no current intention to issue any of our unissued, authorized shares of preferred stock. However, the issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of our common stock.

Warrants

        On August 19, 2005, in connection with the formation of CombinatoRx Singapore, we issued to BioMedical Sciences a warrant exercisable after August 19, 2006 to purchase 25,000 shares of our common stock at an exercise price of $11.00 per share.

        On June 28, 2005, in connection with a credit facility, we issued to General Electric Capital Corporation a warrant exercisable for 471 shares of our common stock at an exercise price of $6.75 per share.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners IV, L.P. a warrant to purchase up to 87,530 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant is exercisable for 25,935 shares of our common stock at an exercise price of $6.75 per share. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 7, 2004, in connection with a credit facility, we issued to Lighthouse Capital Partners V, L.P. a warrant to purchase up to 87,530 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The warrant is exercisable for 25,935 shares of our common stock at an exercise price of $6.75 per share. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 7, 2011.

        On September 15, 2004, we issued to General Electric Capital Corporation a warrant to purchase up to 15,561 shares of our Series D redeemable convertible preferred stock at a price per share of $3.8558. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant is currently exercisable for up to 8,892 of shares of our common stock at an exercise price of $6.75 per share of common stock. This warrant may be exercised on a cash or cashless basis. The shares of common stock issuable upon exercise of this warrant shall be entitled to the registration rights accorded to our other preferred stockholders. The warrant has not been exercised and expires on September 15, 2014.

        On April 25, 2001, we issued to Silicon Valley Bank a warrant, subsequently assigned to Silicon Valley Bancshares, to purchase up to 15,750 shares of our Series B redeemable convertible preferred stock at a price per share of $4.4978. The exercise price and number of shares issuable are subject to adjustment in the event of a reclassification of our securities, a stock split, or combination. This warrant is currently exercisable for 10,019 shares of our common stock at an exercise price of $7.87 per share of common stock. This warrant may be exercised on a cash or cashless basis. If we propose to register any of our securities under the Securities Act of 1933, which we refer to as the Securities Act, either for our own account or for the account of other security holders, the holder of this warrant shall be entitled to notice of that registration and to have included in such registration the shares of common stock issuable upon exercise of this warrant. This right, however, is subject to the right of the underwriters of a registered offering to limit the number of shares included in the offering. This provision has been waived in connection with this offering. In addition, the holder of this warrant may require us to file additional registration statements on Form S-3 for the sale of the shares of common stock issuable upon exercise of this warrant. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of securities to be registered. This warrant has not been exercised and expires on April 25, 2011.

Convertible Securities

        On August 30, 2005, in connection with the formation of CombinatoRx Singapore subsidiary, such subsidiary issued to BioMedical Sciences shares of convertible preferred stock with an initial liquidation preference of $2.5 million and a convertible promissory note with a principal amount of $5.5 million. In addition, BioMedical Sciences agreed to provide additional funding through the purchase of additional convertible notes, provided our subsidiary achieves specified milestones. On June 8, 2006, after the achievement of a milestone, CombinatoRx Singapore issued BioMedical Sciences an additional convertible note with a $3.5 million principal amount. BioMedical Sciences has the option to convert the preferred stock into shares of our common stock on or after August 19, 2006. In addition, upon the proposed redemption of the preferred stock or the prepayment or repayment of the promissory notes, BioMedical Sciences may elect to receive in lieu of some or all of the cash otherwise payable to it, shares of our common stock. If the price of our common stock exceeds certain specified levels over 20 consecutive trading days, we may require BioMedical Sciences to convert its shares of preferred stock or the notes into shares of our common stock. For any conversion of convertible preferred stock or convertible promissory notes issued prior to November 9, 2005, or for any payment satisfied by the issuance of our common stock (other than in the case of default), the price of our common stock will be $10.803. In the case of convertible promissory notes issued by the subsidiary on or after December 9, 2005, including the $3.5 million note issued on June 8, 2006, the conversion price will be calculated at a 40% premium to the volume-weighted average price of our common stock over the 20 trading days immediately prior to the issuance of the note which in this case provides a conversion price of $11.572. If we or our subsidiary are in default at the time of any conversion, the premium will not apply. BioMedical Sciences may not convert its convertible preferred stock or convertible promissory notes to the extent that after such conversion it would own more than 19.9% of our common stock then outstanding.

Registration Rights

        On March 22, 2006, we entered into a securities purchase agreement with institutional and other accredited investors to sell an aggregate of 4,682,942 shares of our common stock at a price of $10.25 per share. Pursuant to the securities purchase agreement, we agreed to file a registration statement on Form S-1, of which this prospectus forms a part, with the SEC within 30 days after the closing of the private placement to register the resale of the shares. We filed a registration statement on Form S-1 with the SEC on April 24, 2006. We also agreed to use our commercially reasonable efforts to have the registration statement declared effective within 90 days after the closing of the private placement if the registration statement receives no SEC review or 150 days after the closing of the private placement if the registration statement receives SEC review. The registration statement was declared effective by the SEC on May 23, 2006. In addition, we agreed to use our commercially reasonable efforts to keep the registration statement effective until the earlier of two years after the effective date of the registration statement and the date on which the shares may be resold pursuant to Rule 144 under the Securities Act of 1933, as amended. Subject to certain exceptions, if, after the registration statement is declared effective, we suspend the use of the registration statement by the investors for the resale of their shares, we have agreed to pay each investor as liquidated damages an amount equal to 1.0% of the purchase price paid by each such purchaser in the private placement for each month that the use of the registration statement is suspended in excess of 30 consecutive days or more than 60 days in any 12-month period, subject to the aggregate limit on liquidated damages described below. The maximum aggregate amount of liquidated damages payable to each investor is limited to 10% of the purchase price paid by each such investor in the private placement.

        The holders of 13,366,644 shares of common stock are entitled to demand that we register those shares known as registrable shares, under the Securities Act commencing after May 9, 2006. In addition, if we propose to register any more of our securities under the Securities Act after our initial public offering, either for our own account or for the account of other security holders, the holders of these rights are entitled to notice of that further registration and are entitled to have their registrable shares included in it. These rights, however, are subject to conditions and limitations, including thresholds as to minimum values of shares required for a demand registration and the right of the underwriters of a registered offering of CombinatoRx to limit the number of shares included in the offering. Holders of registrable shares can require us to file the registration at our expense and, subject to some conditions and limitations, we are required to use our best efforts to effect the registration. Furthermore, holders of these rights may require us to file additional registration statements on Form S-3 for the sale of their registrable shares at any time after November 9, 2006 if they are not then able to sell all of their shares under Rule 144. Holders of these rights did not have the right to have their registrable shares registered under the Securities Act as part of this offering. The holders of warrants to purchase up to 96,252 shares of our common stock and holders of 33,249 shares of our common stock previously issued upon exercise of warrants also hold registration rights on such shares. In addition, we have agreed to file, on the request of BioMedical Sciences at any time after November 9, 2006, a registration statement covering the resale by them of any of our common stock they acquire through conversion or redemption of their preferred stock or convertible promissory notes in CombinatoRx Singapore. We have also agreed to file, upon the request of Angiotech made any time after August 9, 2006, a registration statement covering the resale by them of the 1,948,051 shares of common stock held by them. We have also granted Angiotech the right to participate in registrations of shares by us after November 9, 2006 and prior to November 9, 2009.

Anti-Takeover provisions of our Delaware Certificate of Incorporation and By-laws

        In addition to the board of directors' ability to issue shares of preferred stock, our certificate of incorporation and by-laws contain other provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our board of directors. These provisions include a classified board of directors, elimination of stockholder action by written consents, elimination of the ability of stockholders to call special meetings, advance notice procedures for stockholder proposals and supermajority vote requirements for amendments to our certificate of incorporation and by-laws.

        Classified Board.    Our certificate of incorporation provides for our board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. See "Management—Board of Directors." Under the Delaware General Corporation Law, unless the certificate of incorporation otherwise provides, directors serving on a classified board can only be removed by the stockholders for cause. The provision for a classified board could prevent a party who acquires control of a majority of our outstanding common stock from obtaining control of the board until our second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us and could increase the likelihood that incumbent directors will retain their positions.

        Elimination of Stockholder Action Through Written Consent.    Our by-laws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

        Elimination of the Ability to Call Special Meetings.    Our certificate and by-laws provide that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.

        Advanced Notice Procedures for Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our by-laws do not give our board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the conduct of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

        Amendments to the Certificate of Incorporation or By-laws.    Our certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 75% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal some of their provisions, unless such amendment or change has been approved by either a majority of those directors who are not affiliated or associated with any person or entity holding 10% or more of the voting power of our outstanding capital stock. This requirement of a super-majority vote to approve amendments to the certificate and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments

Provisions of Delaware law governing business combinations

        We are subject to the "business combination" provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in any "business combination" transactions with any "interested stockholder" for a period of three years after the date on which the person became an "interested stockholder," unless:

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  prior to such date, the board of directors approved either the "business combination" or the transaction which resulted in the "interested stockholder" obtaining such status;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the "interested stockholder") those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  at or subsequent to such time the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

        A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of a corporation's voting stock or within three years did own 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law and provides that we will indemnify them to the fullest extent permitted by such law. We have entered into indemnification agreements with all of our current non-employee directors and expect to enter into a similar agreement with any new directors.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Limited.

NASDAQ Global Market

        Our common stock is listed for quotation on the NASDAQ Global Market under the symbol "CRXX."

PLAN OF DISTRIBUTION

        The selling stockholders may, from time to time, sell any or all or none of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at varying prices determined at the time of sale, at prevailing market prices at the time of sale or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  to cover short sales;

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  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

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  through the writing or settlement of options or other hedging transactions, whether though an options exchange or otherwise;

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  a combination of any such methods of sale; and

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  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a post-effective amendment to the registration statement of which this prospectus forms a part under applicable provisions of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The selling stockholders also may transfer or donate the shares of common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a post-effective amendment to the registration statement of which this prospectus forms a part under applicable provisions of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

        There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a post-effective amendment to the registration statement of which this prospectus forms a part. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Although we have disclosed the material terms of any contracts, agreements, or other documents that are referenced in this prospectus, you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements, or other documents.

        We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.combinatorx.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC's website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

Public Reference Room
100 F Street N.E.
Washington, DC 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the NASDAQ Global Market. For further information on obtaining copies of our public filings at the NASDAQ Global Market, you should call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC in other documents. This means we can disclose important information to you by referring to those documents already on file with the SEC that contain the information. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents which we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

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  Our Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 0-51171);

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  Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006 (File No. 0-51171);

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  Our Current Reports on Form 8-K filed with the SEC on January 19, 2006, January 26, 2006, January 30, 2006, January 31, 2006, February 22, 2006, February 24, 2006, March 10, 2006, March 24, 2006, April 3, 2006, April 7, 2006, April 18, 2006 (2), April 21, 2006, April 24, 2006, May 10, 2006, May 11, 2006, May 22, 2006, June 5, 2006 (2), June 7, 2006, June 12, 2006, June 22, 2006, June 30, 2006, August 10, 2006, September 26, 2006, October 2, 2006 and November 6, 2006 (File No. 0-51171); and

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  Our Proxy Statement on Schedule 14A filed with the SEC on April 19, 2006.

        Any statement incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CombinatoRx, Incorporated
Attn: Investor Relations
245 First Street
16th Floor
Cambridge, Massachusetts 02142
(617) 301-7000

        Copies of these filings are also available, without charge, on our website at http://www.combinatorx.com.

LEGAL MATTERS

        The validity of the issuance of the securities offered hereby will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of CombinatoRx, Incorporated appearing in CombinatoRx, Incorporated's Annual Report (Form 10-K) for the year ended December 31, 2005, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

4,682,942 Shares

Common Stock

PROSPECTUS

November 6, 2006

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.

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TABLE OF CONTENTS
SUMMARY
Our Business
Risks Affecting Our Business
RISK FACTORS
USE OF PROCEEDS
FORWARD-LOOKING STATEMENTS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
LEGAL MATTERS
EXPERTS